UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6 Exit Filing)*

Diligent Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Q3191S103

(CUSIP Number)

Gary Purwin

West Broadway Advisors, L.L.C.

488 Madison Avenue, 21st Floor

New York, NY 10022

212-832-1110

with a copy to:

Daniel T. Mongan, Esq.

Leech Tishman Fuscaldo & Lampl, LLP

545 Fifth Avenue, Suite 640

New York, NY 10017

212-986-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Spring Street Partners, L.P. 13-3842463
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

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1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON West Broadway Advisors, L.L.C. 13-3995264
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

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1	Name of reporting person David J. Liptak
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

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Introduction.

This Amendment No. 6 Exit Filing to Schedule 13D (“Exit Filing”) amends and restates the Schedule 13D originally filed on March 23, 2009, as subsequently amended through the date hereof by the Reporting Persons (as defined in Item 2 below), relating to their beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Diligent Corporation, a Delaware Corporation, formerly known as Diligent Board Member Services, Inc., a Delaware corporation (the “Issuer”).

Item 1.	Security and Issuer.

This Exit Filing relates to the Common Stock of Diligent Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1385 Broadway 19th Floor, New York, New York 10018.

Item 2.	Identity and Background.

(a), (f) This Exit Filing is being filed jointly by: (1) Spring Street Partners, L.P., a limited partnership organized under the Illinois Revised Uniform Limited Partnership Act of 1986 (“Spring Street”), (ii) West Broadway Advisors, L.L.C., a limited liability company formed under the Delaware Limited Liability Act and (iii) David J. Liptak, a citizen of the United States (each individually, a “Reporting Person” or collectively, the “Reporting Persons”). Mr. Liptak is the sole manager and member of West Broadway Advisors, L.L.C.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest. The agreement among the Reporting Persons to file this Exit Filing jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached hereto as Exhibit 99.1.

(b) The address of each Reporting Person is 488 Madison Avenue, 21st Floor, New York, NY 10022.

(c) Spring Street is an investment partnership and is registered with the Securities and Exchange Commission (the “SEC”) as a broker/dealer. West Broadway Advisors, L.L.C. is the sole general partner of Spring Street. David J. Liptak is the manager and sole member of West Broadway Advisors, L.L.C.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 12, 2016 the Issuer entered into a Merger Agreement among the Issuer and certain affiliates of Insight Venture Partners (the “Merger Agreement”). In connection with the closing of the Merger Agreement on April 14, 2016 holders of Common Stock of the Issuer, including the Reporting Persons, received US$4.90 in cash per share.

Item 4.	Purpose of Transaction.

Pursuant to the Merger Agreement, each of the Reporting Persons divested all of its ownership interest in the Issuer.

Item 5.	Interest in Securities of the Issuer.

As a result of the transactions contemplated by the Merger agreement, the Reporting Persons own no securities of the Issuer.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 in this Exit Filing are incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 24	Power of Attorney executed by Spring Street Partners, L.P., West Broadway Advisors, L.L.C. and David J. Liptak dated February 12, 2016. (1)

Exhibit 99.1	Joint Filing Agreement, dated February 14, 2013, among the Reporting Persons relating to the filing of joint statements on Schedule 13D. (1)

Exhibit 99.2	Merger Agreement dated February 12, 2016 (2).

(1) Incorporated herein by reference to the Exhibits to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on February 17, 2016.

(2) Incorporated herein by reference to the Exhibits to the Form 8-K filed by the Issuer on February 16, 2016.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2016

SPRING STREET PARTNERS, L.P.

By:	WEST BROADWAY ADVISORS, L.L.C., its general partner

By:	/s/ Daniel T. Mongan
	Name:	Daniel T. Mongan
	Title:	Attorney-in-fact

WEST BROADWAY ADVISORS, L.L.C.

By:	/s/ Daniel T. Mongan
	Name:	Daniel T. Mongan
	Title:	Attorney-in-fact

DAVID J. LIPTAK, Individually

/s/ Daniel T. Mongan
	By:	Daniel T. Mongan, attorney-in-fact

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